Filed Pursuant to Rule 433(d)

Registration No. 333-142663

Dated March 19, 2008

FINAL TERM SHEET

Issuer:	MidAmerican Energy Company
Legal Format:	SEC-Registered
Expected Ratings:	A2 / A- / A (stable/stable/stable)
Issue:	5.30% Senior Notes due 2018
Offering Size:	$350,000,000 in aggregate principal amount
Coupon:	5.30% per annum, payable semi-annually on each March 15 and September 15, commencing September 15, 2008
Trade Date:	March 19, 2008
Settlement Date:	March 25, 2008
Maturity:	March 15, 2018
Treasury Benchmark:	3.50% due February 15, 2018
US Treasury Spot:	100-14+
US Treasury Yield:	3.445%
Spread to Treasury:	190 bps
Re-offer Yield:	5.345%
Price to Public (Issue Price):	99.657%
Gross Proceeds:	$348,799,500.00
Optional Redemption:	Make Whole call, at any time at a discount rate of Treasury plus 30 bps
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunning Managers:	Lehman Brothers Inc., Greenwich Capital Markets Inc.
Co-Managers:	Barclays Capital Inc., UBS Securities LLC, Wachovia Capital Markets, LLC

CUSIP:	595620 AH8
ISIN:	US595620AH83

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847 or Greenwich Capital Markets Inc. toll-free at 1-866-884-2071.